SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                 Form 40-F☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐                      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     (a) The interim financial statements, Management’s Discussion & Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).
     (b) Other Information: The Registrants’ independent auditor, PricewaterhouseCoopers, LLP (“PwC”), has recently advised the Audit Committee of the Registrants’ board of directors that certain expatriate cash handling services related to the tax withholding performed for the Registrants by a PwC affiliate in China has raised questions regarding PwC’s independence with respect to its performance of audit services. These services are not permitted under the auditor independence rules. The services were provided between 2001 and 2004 with respect to funds of the Registrants totaling approximately $46,000.00 with a portion of such funds being redelivered to the Registrants in 2005. The fees paid to PwC for the services were insignificant and totaled approximately $7,700.00 over the period during which the services were provided. PwC has informed the Registrants and the Audit Committee that it has concluded that its impartiality and objectivity were unaffected by the provision of the services and that the services performed have not impaired PwC’s independence with respect to performance of its audit services. The Registrants and the Audit Committee will continue to monitor and assess the independence of PwC on an ongoing basis.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 25, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Canadian Pacific Railway Ingenuity

Canadian Pacific Railway
Management’s Discussion and Analysis
First Quarter Report 2006

NEWS
Release: Immediate, April 25, 2006; 0730 EDT
CPR’S FIRST QUARTER EARNINGS UP THIRTY-EIGHT PER CENT
Retiring CEO Rob Ritchie Leaves on a High Note
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) reported a strong start to the year as net income grew to $111 million, a 38-per-cent improvement over first-quarter 2005.
SUMMARY OF FIRST-QUARTER 2006 COMPARED WITH FIRST-QUARTER 2005
➢	Excluding foreign exchange losses on long-term debt, diluted earnings per share increased 40 per cent to $0.74 from $0.53

➢	Operating ratio improved 3 percentage points to 79.4 per cent

➢	Revenue increased 10 per cent to $1,111 million

➢	Operating expenses up 1 per cent, excluding the impact of higher fuel prices
“Our Execution Excellence strategy has delivered an outstanding first quarter,” said Rob Ritchie, CPR’s Chief Executive Officer. “Revenue growth is strong, despite the decrease in coal and potash volumes. We have managed our cost structure effectively, responding quickly to changes in traffic. Our Operations team has done an excellent job delivering improved fluidity, with average train speed increasing 17 per cent, yard processing time decreasing a full 32 per cent, and car velocity up 15 per cent over the same period last year. With increased fluidity, we are driving more value from our assets, delivering a better product to our customers which, in turn, is producing better results for our shareholders.”
Freight revenue in the quarter grew by double-digits in four of CPR’s seven business lines, with grain leading the way at 28 per cent, industrial and consumer products up 13 per cent, and intermodal and automotive each growing 12 per cent. This more than offset the declines in coal and sulphur and fertilizer volumes. Other revenue was up $22 million over the same period last year due mainly to earlier than planned land sales that closed at the end of the quarter.
Operating expenses were $881 million in first-quarter, up six per cent. The increase was due primarily to fuel costs which were 17 per cent higher and compensation and benefits costs which increased by 6 per cent. CPR recovered almost all of the increase in fuel price through its fuel surcharge program and fuel efficiency measures. Higher compensation and benefits costs were a result of the impact of rising share prices on stock-based compensation programs as well as inflation. Increased expenses were largely offset by lower operating costs resulting from the benefits of initiatives focused on reducing costs and favourable operating conditions due to milder weather.
“This is my last full fiscal quarter before I retire in May as CEO of CPR,” said Mr. Ritchie. “It is with some satisfaction that I am able to do so with the company producing solid results. What is even more satisfying is to see a new team in place that is strong, capable and motivated to take the company forward to even greater success.”

OUTLOOK
CPR’s outlook for diluted earnings per share in 2006 remains unchanged at a range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items. The outlook assumes oil prices averaging US$66 per barrel and an average exchange rate of $1.14 per U.S. dollar (US$0.88). This is a revision to our previous assumptions which were oil prices averaging US$58 per barrel and an average exchange rate of $1.18 per U.S. dollar (US$0.85). CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT
CPR had a foreign exchange loss on long-term debt of $6 million ($7 million after tax) in the first quarter of 2006, compared with a loss of $3 million ($4 million after tax) in the same period of 2005.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the first quarter of 2006, there were foreign exchange losses on long-term debt but there were no other specified items.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance

2

projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Leslie Pidcock	Paul Bell,
Manager, Corporate Communications	Vice-President, Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
leslie_pidcock@cpr.ca	investor@cpr.ca

3

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Revenues
Freight	$1,067.2	$992.6
Other	43.3	21.5

	1,110.5	1,014.1

Operating expenses
Compensation and benefits	349.9	331.1
Fuel	157.9	134.5
Materials	57.6	58.8
Equipment rents	44.6	48.5
Depreciation and amortization	114.8	109.5
Purchased services and other	156.6	153.0

	881.4	835.4

Operating income	229.1	178.7

Other charges (income) (Note 3)	6.8	(1.0)
Foreign exchange losses on long-term debt	6.4	3.1
Interest expense (Note 4)	47.3	51.6
Income tax expense	57.6	44.3

Net income	$111.0	$80.7

Basic earnings per share (Note 6)	$0.70	$0.51

Diluted earnings per share (Note 6)	$0.69	$0.50

See notes to interim consolidated financial statements.

4

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2006	2005
	(unaudited)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$47.5	$121.8
Accounts receivable and other current assets	530.8	524.0
Materials and supplies	153.2	140.1
Future income taxes	121.9	108.0

	853.4	893.9

Investments	69.5	67.3
Net properties	8,866.5	8,790.9
Other assets and deferred charges	1,159.5	1,139.0

Total assets	$10,948.9	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$954.8	$1,032.8
Income and other taxes payable	42.3	30.2
Dividends payable	29.9	23.7
Long-term debt maturing within one year	172.8	30.0

	1,199.8	1,116.7

Deferred liabilities	720.3	743.5
Long-term debt	2,828.1	2,970.8
Future income taxes	1,741.4	1,674.4

Shareholders’ equity
Share capital (Note 7)	1,175.1	1,141.5
Contributed surplus (Note 7)	198.8	241.6
Foreign currency translation adjustments	69.2	67.5
Retained income	3,016.2	2,935.1

	4,459.3	4,385.7

Total liabilities and shareholders’ equity	$10,948.9	$10,891.1

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

5

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Operating activities
Net income	$111.0	$80.7
Add items not affecting cash:
Depreciation and amortization	114.8	109.5
Future income taxes	44.3	40.1
Foreign exchange losses on long-term debt	6.4	3.1
Amortization of deferred charges	4.3	5.0
Restructuring payments	(27.8)	(13.0)
Other operating activities, net	(18.7)	(20.9)
Change in non-cash working capital balances related to operations	(80.5)	(126.3)

Cash provided by operating activities	153.8	78.2

Investing activities
Additions to properties	(191.7)	(143.4)
Other investments	0.8	0.8
Net proceeds from disposal of transportation properties	4.3	1.7

Cash used in investing activities	(186.6)	(140.9)

Financing activities
Dividends paid	(23.7)	(21.0)
Issuance of CPR Common Shares	38.5	4.1
Purchase of CPR Common Shares	(45.6)	—
Increase in short-term borrowing	—	8.6
Repayment of long-term debt	(10.7)	(7.5)

Cash used in financing activities	(41.5)	(15.8)

Cash position
Decrease in cash and cash equivalents	(74.3)	(78.5)
Cash and cash equivalents at beginning of period	121.8	353.0

Cash and cash equivalents at end of period	$47.5	$274.5

See notes to interim consolidated financial statements.

6

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Balance, January 1	$2,935.1	$2,484.4

Net income for the period	111.0	80.7

Dividends	(29.9)	(21.0)

Balance, March 31	$3,016.2	$2,544.1

See notes to interim consolidated financial statements.

7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
1	Basis of presentation
These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements, except as discussed in Note 2. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
2	New accounting policy
Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.
3	Other charges (income)

	For the three months
	ended March 31
(in millions)	2006	2005

Amortization of discount on accruals recorded at present value	$2.5	$4.2
Other exchange losses (gains)	0.1	(2.0)
Loss on sale of accounts receivable	1.1	0.9
Loss (gain) on non-hedging derivative instruments	0.8	(6.2)
Other	2.3	2.1

Total other charges (income)	$6.8	$(1.0)

4	Interest expense

	For the three months
	ended March 31
(in millions)	2006	2005

Interest expense	$49.0	$54.7
Interest income	(1.7)	(3.1)

Net interest expense	$47.3	$51.6

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
5	Restructuring and environmental remediation
At March 31, 2006, the provision for restructuring and environmental remediation was $374.1 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.
Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:
Three months ended March 31, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(1.1)	(24.8)	2.6	0.2	$240.5
Other non-labour liabilities for exit plans	5.8	—	(1.1)	—	—	4.7

Total restructuring liability	269.4	(1.1)	(25.9)	2.6	0.2	245.2

Environmental remediation program	129.4	1.1	(1.9)	—	0.3	128.9

Total restructuring and environmental remediation liability	$398.8	—	(27.8)	2.6	0.5	$374.1

Three months ended March 31, 2005

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for terminations and severances	$269.7	(0.2)	(11.8)	3.1	0.4	$261.2
Other non-labour liabilities for exit plans	6.1	(0.1)	—	—	—	6.0

Total restructuring liability	275.8	(0.3)	(11.8)	3.1	0.4	267.2

Environmental remediation program	172.9	—	(1.2)	—	0.7	172.4

Total restructuring and environmental remediation liability	$448.7	(0.3)	(13.0)	3.1	1.1	$439.6

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”.

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
6	Earnings per share
At March 31, 2006, the number of shares outstanding was 158.6 million.
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.
Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
	2006	2005

(in millions)
Weighted average shares outstanding	158.5	158.8
Dilutive effect of stock options	1.7	1.4

Weighted average diluted shares outstanding	160.2	160.2

(in dollars)

Basic earnings per share	$0.70	$0.51
Diluted earnings per share	$0.69	$0.50

7	Shareholders’ equity
An analysis of Common Share balances is as follows:

	For the three months ended March 31
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.3	40.2	0.1	4.1
Shares repurchased	(0.9)	(6.6)	—	—

Share capital, March 31	158.6	$1,175.1	158.9	$1,124.7

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
7	Shareholders’ equity (continued)
An analysis of contributed surplus balances is as follows:

	For the three months
	ended March 31
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock-based compensation related to stock options issued	2.2	2.3
Shares repurchased	(45.0)	—

Contributed surplus, March 31	$198.8	$302.7

In February 2006, the Company completed the necessary filings to expand its normal course issuer bid to purchase, for cancellation, up to 5.5 million of its outstanding Common Shares. The normal course issuer bid, originally filed in May 2005, was for the purchase of up to 2.5 million Common Shares. Share purchases may be made during the 12-month period that began June 6, 2005, and ends June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the first quarter of 2006, 892,645 shares were repurchased at an average price of $57.81.
8	Stock-based compensation
In the first quarter of 2006, under CPR’s stock option plans, the Company issued 1,376,500 options to purchase Common Shares at the price of $57.70 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 472,400 stock appreciation rights were issued at the exercise price of $57.70. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.
Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.
The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,376,500	57.70	1,548,000	42.05
Exercised	(1,349,300)	28.48	(151,514)	27.23
Forfeited/cancelled	(195,530)	39.69	(48,071)	27.36

Outstanding, March 31	7,803,587	$37.02	9,100,495	$31.53

Options exercisable at March 31	3,919,337	$29.38	2,342,965	$27.19

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
8	Stock-based compensation (continued)
Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
		2006	2005

Net income (in millions)	As reported	$111.0	$80.7
	Pro forma	$110.8	$80.6

(in dollars)
Basic earnings per share	As reported	$0.70	$0.51
	Pro forma	$0.70	$0.51

Diluted earnings per share	As reported	$0.69	$0.50
	Pro forma	$0.69	$0.50

Under the fair value method, the fair value of options at the grant date is $11.7 million for options issued in the first quarter of 2006 (first quarter of 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.06%	3.49%
Expected stock price volatility	22%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.97	$9.65

9	Pensions and other benefits
The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended March 31, 2006, was $30.9 million (quarter ended March 31, 2005 — $20.4 million).
10	Significant customers
During the first quarter of 2006, one customer comprised 13.0% of total revenue (first quarter of 2005 – 15.0%). At March 31, 2006, one customer represented 6.1% of total accounts receivable (March 31, 2005 – 15.8%).

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
11	Commitments and contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
Capital commitments
At March 31, 2006, CPR had multi-year capital commitments of $659.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2006 through 2016.
Operating lease commitments
At March 31, 2006, minimum payments under operating leases were estimated at $580.4 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2006 – $110.3 million; 2007 – $109.8 million; 2008 – $80.0 million; 2009 – $53.6 million; 2010 – $39.3 million.
Guarantees
The Company has residual value guarantees on operating lease commitments of $233.3 million at March 31, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2006, these accruals, which do not include any amounts for residual value guarantees, amounted to $14.7 million.
12 Reclassification
Certain prior year’s figures have been reclassified to conform with the presentation adopted for 2006.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
Summary of Rail Data

	First Quarter
	2006	2005 (1)	Variance	%

Financial (millions, except per share data)

Revenues
Freight revenue	$1,067.2	$992.6	$74.6	7.5
Other revenue	43.3	21.5	21.8	101.4

	1,110.5	1,014.1	96.4	9.5

Operating expenses
Compensation and benefits	349.9	331.1	18.8	5.7
Fuel	157.9	134.5	23.4	17.4
Materials	57.6	58.8	(1.2)	(2.0)
Equipment rents	44.6	48.5	(3.9)	(8.0)
Depreciation and amortization	114.8	109.5	5.3	4.8
Purchased services and other	156.6	153.0	3.6	2.4

	881.4	835.4	46.0	5.5

Operating income	229.1	178.7	50.4	28.2

Other charges (income)	6.8	(1.0)	7.8	—
Interest expense	47.3	51.6	(4.3)	(8.3)
Income tax expense before foreign exchange losses on long-term debt (2)	56.7	43.5	13.2	30.3

Income before foreign exchange losses on long-term debt (2)	118.3	84.6	33.7	39.8

Foreign exchange losses on long-term debt (FX on LTD)
FX on LTD	6.4	3.1	3.3	—
Income tax on FX on LTD (3)	0.9	0.8	0.1	—

FX on LTD (net of tax)	7.3	3.9	3.4	—

Net income	$111.0	$80.7	$30.3	37.5

Earnings per share (EPS)
Basic earnings per share	$0.70	$0.51	$0.19	37.3
Diluted earnings per share	$0.69	$0.50	$0.19	38.0

EPS before FX on LTD (2)
Basic earnings per share	$0.75	$0.53	$0.22	41.5
Diluted earnings per share	$0.74	$0.53	$0.21	39.6

Weighted average number of shares outstanding (millions)	158.5	158.8	(0.3)	(0.2)

Operating ratio (4) (%)	79.4	82.4	(3.0)	—

ROCE before FX on LTD (after tax) (2) (4) (%)	9.6	7.9	1.7	—
Net debt to net debt plus equity (%)	39.8	43.3	(3.5)	—

EBIT before FX on LTD (2) (4) (millions)	$222.3	$179.7	$42.6	23.7
EBITDA before FX on LTD (2) (4) (millions)	$337.1	$289.2	$47.9	16.6

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT: Earnings before interest and taxes;

EBITDA: Earnings before interest, taxes, and depreciation and amortization.

ROCE (after tax): Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

Operating ratio: Operating expenses divided by revenues.

14

Summary of Rail Data (Page 2)

	First Quarter
	2006	2005 (1)	Variance	%

Commodity Data
Freight Revenues (millions)
- Grain	$211.3	$165.6	$45.7	27.6
- Coal	160.2	165.6	(5.4)	(3.3)
- Sulphur and fertilizers	93.1	119.3	(26.2)	(22.0)
- Forest products	83.4	81.1	2.3	2.8
- Industrial and consumer products	148.3	130.9	17.4	13.3
- Automotive	78.3	69.9	8.4	12.0
- Intermodal	292.6	260.2	32.4	12.5

Total Freight Revenues	$1,067.2	$992.6	$74.6	7.5

Millions of Revenue Ton-Miles (RTM)
- Grain	7,474	6,137	1,337	21.8
- Coal	5,054	5,728	(674)	(11.8)
- Sulphur and fertilizers	3,455	5,497	(2,042)	(37.1)
- Forest products	2,434	2,521	(87)	(3.5)
- Industrial and consumer products	4,341	3,928	413	10.5
- Automotive	603	570	33	5.8
- Intermodal	6,727	6,339	388	6.1

Total RTMs	30,088	30,720	(632)	(2.1)

Freight Revenue per RTM (cents)
- Grain	2.83	2.70	0.13	4.8
- Coal	3.17	2.89	0.28	9.7
- Sulphur and fertilizers	2.69	2.17	0.52	24.0
- Forest products	3.43	3.22	0.21	6.5
- Industrial and consumer products	3.42	3.33	0.09	2.7
- Automotive	12.99	12.26	0.73	6.0
- Intermodal	4.35	4.10	0.25	6.1
Freight Revenue per RTM	3.55	3.23	0.32	9.9

Carloads (thousands)
- Grain	92.4	75.9	16.5	21.7
- Coal	78.7	85.9	(7.2)	(8.4)
- Sulphur and fertilizers	39.0	55.5	(16.5)	(29.7)
- Forest products	37.6	39.3	(1.7)	(4.3)
- Industrial and consumer products	79.7	81.6	(1.9)	(2.3)
- Automotive	42.3	42.0	0.3	0.7
- Intermodal	281.8	267.3	14.5	5.4

Total Carloads	651.5	647.5	4.0	0.6

Freight Revenue per Carload
- Grain	$2,287	$2,182	$105	4.8
- Coal	2,036	1,928	108	5.6
- Sulphur and fertilizers	2,387	2,150	237	11.0
- Forest products	2,218	2,064	154	7.5
- Industrial and consumer products	1,861	1,604	257	16.0
- Automotive	1,851	1,664	187	11.2
- Intermodal	1,038	973	65	6.7
Freight Revenue per Carload	$1,638	$1,533	$105	6.8

(1)	Certain comparative period figures have been reclassified to current presentation.

15

Summary of Rail Data (Page 3)

	First Quarter
	2006	2005 (1)	Variance	%

Operations and Productivity
Freight gross ton-miles (GTM) (millions)	57,014	58,416	(1,402)	(2.4)
Revenue ton-miles (RTM) (millions)	30,088	30,720	(632)	(2.1)
Average number of active employees	15,267	15,468	(201)	(1.3)
Number of active employees at end of period	15,394	15,691	(297)	(1.9)

FRA personal injuries per 200,000 employee-hours	2.1	2.7	(0.6)	(22.2)
FRA train accidents per million train-miles	1.0	3.1	(2.1)	(67.7)

Total operating expenses per RTM (cents)	2.93	2.72	0.21	7.7
Total operating expenses per GTM (cents)	1.55	1.43	0.12	8.4
Compensation and benefits expenses per GTM (cents)	0.61	0.57	0.04	7.0
GTMs per average active employee (000)	3,734	3,777	(43)	(1.1)

Average train speed – AAR definition (mph)	25.3	21.7	3.6	16.6
Terminal dwell time – AAR definition (hours)	21.3	31.3	(10.0)	(31.9)
Car miles per car day	132.1	115.2	16.9	14.7
Average daily total cars on-line – AAR definition (000)	80.9	87.2	(6.3)	(7.2)

U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.24	1.26	(0.02)	(1.6)
U.S. gallons of locomotive fuel consumed – total (millions) (2)	71.1	73.6	(2.5)	(3.4)

Average foreign exchange rate (US$/Canadian$)	0.873	0.816	0.057	7.0
Average foreign exchange rate (Canadian$/US$)	1.146	1.226	(0.080)	(6.5)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

16

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended March 31, 2006. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A.
April 24, 2006

In this MD&A, “our”, “us”, “we”, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and its subsidiaries. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
Business Profile
Canadian Pacific Railway Limited and its subsidiaries operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 13,800 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
Strategy
Our objective is to create long-term value for customers, shareholders and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:
i).	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

ii).	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan) and driving more value from existing assets and resources (improving “fluidity”); and

iii).	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
Operating Results
i). Income
Net income for the three months ended March 31, 2006, was $111.0 million, up $30.3 million from $80.7 million for the same period in 2005. Operating income in first-quarter 2006 was $229.1 million, an increase of $50.4 million from $178.7 million for the same period in 2005. The increase was due to:
•	higher revenues resulting from increased freight rates, including fuel surcharges;

•	increased land sales; and

•	savings realized through efficiencies generated by our Integrated Operating Plan (“IOP”) (discussed further in this MD&A in the section “Future Trends, Commitments and Risks”).
The increase was partially offset by:
•	higher fuel costs and refining charges;

•	increased costs for compensation and benefits (discussed further in this MD&A in the section “Operating Expenses”);

•	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses; and

•	the impact of inflation on expenses.
Fuel prices were significantly higher in the first quarter of 2006 than in the same period of 2005. We continued to mitigate the impact of high prices with fuel surcharges and hedging. These initiatives enabled us to recover almost all of the fuel price increase in the first quarter of 2006.
Increased income tax expenses (discussed further in this MD&A in the section “Other Income Statement Items”) also had a negative impact on net income in the first quarter of 2006. Although our income tax rate declined in the first quarter of 2006, higher net income resulted in increased income tax expense.
ii). Diluted Earnings Per Share
Diluted earnings per share (“EPS”) increased $0.19 to $0.69 in first-quarter 2006, from $0.50 in the same period of 2005. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in the first quarter of 2006 resulting from a reduction in the number of shares outstanding as shares were cancelled through our share repurchase plan (discussed further in this MD&A under the sub-heading “Share Capital” in the section “Balance Sheet”).
iii). Operating Ratio
Our operating ratio was 79.4% in the first quarter of 2006, compared with 82.4% in the same period of 2005. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.
iv). Effect of Foreign Exchange on Earnings
Fluctuations in Foreign Exchange were significant year over year, as the Canadian dollar strengthened against the U.S. dollar by approximately 7% in the first quarter of 2006, compared with the same period in 2005. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.15 in first-quarter 2006 from $1.23 in the first quarter of 2005. The adjoining table shows the approximate effect of the change in Foreign Exchange on our revenues and expenses. This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 strengthening (or weakening) in the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $4 million. Foreign Exchange fluctuations reduced operating income by $8 million in first-quarter 2006, compared with the same period of 2005, as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to partially hedge the effects on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in this MD&A in the section “Financial Instruments”.

Favourable (unfavourable) effect on earnings due	For the three
to the change in Foreign Exchange	months ended
(in millions, except foreign exchange rate)	March 31
(unaudited)	2006 vs. 2005

Average quarterly foreign exchange rate - 2006	$1.15

Freight revenues
Grain	$(5)
Coal	(2)
Sulphur and fertilizers	(2)
Forest products	(4)
Industrial and consumer products	(6)
Automotive	(3)
Intermodal	(5)
Other revenues	—

Total revenues	(27)

Operating expenses
Compensation and benefits	5
Fuel	7
Materials	1
Equipment rents	2
Depreciation and amortization	1
Purchased services and other	3

Total operating expenses	19

Operating income	(8)

Other expenses
Other charges	—
Interest expense	3
Income tax expense, before FX on LTD(1)	2

Income, before FX on LTD(1)	$(3)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.

Non-GAAP Earnings
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD, to net income, as presented in the financial statements. Free cash excludes cash provided by (used in) financing activities but is after payment of dividends. Free cash is discussed further and reconciled to the increase in cash as presented in the financial statements in the “Liquidity and Capital Resources” section of this MD&A.
Earnings that exclude FX on LTD and other specified items, and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Summarized statement of consolidated income
(reconciliation of non-GAAP earnings to GAAP	For the three months
earnings) (in millions, except EPS)	ended March 31
(unaudited)	2006	2005

Revenues	$1,110.5	$1,014.1
Operating expenses(1)	881.4	835.4

Operating income (1)	229.1	178.7

Other charges (income)	6.8	(1.0)
Interest expense	47.3	51.6
Income tax expense, before income tax on FX on LTD(1)	56.7	43.5

Income, before FX on LTD(1)	118.3	84.6

Foreign exchange losses on long-term debt

FX on LTD — losses	6.4	3.1
Income tax on FX on LTD	0.9	0.8

FX on LTD (net of tax)	7.3	3.9

Net income	$111.0	$80.7

Diluted EPS, before FX on LTD(1)	$0.74	$0.53
Diluted EPS, related to FX on LTD — net of tax	(0.05)	(0.03)

Diluted EPS, as determined by GAAP	$0.69	$0.50

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.
➢	Foreign Exchange Gains and Losses on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. Foreign exchange losses on long-term debt were recorded in the first quarter of 2006 as the Canadian dollar exchange rate weakened to $1.168 on March 31, 2006, relative to the U.S. dollar, compared with $1.163 on December 31, 2005. Income, before FX on LTD, disclosed in the table on page 3, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. For every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $10 million, net of hedging. Foreign exchange losses on long-term debt, net of hedging, were $6.4 million before tax in first-quarter 2006 and $3.1 million before tax in the same period of 2005.
Income tax expense (or benefits) related to FX on LTD capital gains is discussed further in this MD&A under the sub-heading “Income Taxes” in the section “Other Income Statement Items”.
➢	Other Specified Items
Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. There were no other specified items in the first quarter of 2006 and the first quarter of 2005.

Lines of Business
Volumes
Higher freight volumes generally produce an increase in revenues and in certain variable expenses, such as fuel, equipment rents and crew costs.
In the first quarter of 2006, volumes, as measured by total carloads, increased by four thousand, or 1%, while total revenue ton-miles (“RTM”) decreased by 632 million, or 2%, compared with the same period in 2005.
The decline in RTMs reflected shorter haulage distances, primarily in the fertilizers market. Significant increases in carloads for the grain and intermodal businesses more than offset declines in other bulk commodities.

	For the three months
Volumes	ended March 31
(unaudited)	2006	2005

Carloads (in thousands)
Grain	92.4	75.9
Coal	78.7	85.9
Sulphur and fertilizers	39.0	55.5
Forest products	37.6	39.3
Industrial and consumer products	79.7	81.6
Automotive	42.3	42.0
Intermodal	281.8	267.3

Total carloads	651.5	647.5

Revenue ton-miles (in millions)
Grain	7,474	6,137
Coal	5,054	5,728
Sulphur and fertilizers	3,455	5,497
Forest products	2,434	2,521
Industrial and consumer products	4,341	3,928
Automotive	603	570
Intermodal	6,727	6,339

Total revenue ton-miles	30,088	30,720

Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing certain assets, switching fees, land sales and income from business partnerships.

Revenues	For the three months
(in millions)	ended March 31
(unaudited)	2006	2005

Grain	$211.3	$165.6
Coal	160.2	165.6
Sulphur and fertilizers	93.1	119.3
Forest products	83.4	81.1
Industrial and consumer products	148.3	130.9
Automotive	78.3	69.9
Intermodal	292.6	260.2

Total freight revenues	$1,067.2	$992.6
Other revenues	43.3	21.5

Total revenues	$1,110.5	$1,014.1

Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues increased $74.6 million, or 8%, in the first quarter of 2006, compared with first-quarter 2005.
Freight revenues increased significantly in the grain, intermodal and industrial and consumer products businesses. Freight revenues for all lines of business benefited from higher freight rates, including fuel surcharges. These increases were partially offset by the negative effect on freight revenues of approximately $27 million due to the change in Foreign Exchange and a positive adjustment in the first quarter of 2005 related to services provided to our main coal customer in 2004.
In the first quarter of 2006, fuel surcharges reflected West Texas Intermediate (“WTI”) price increases. We recovered almost all of our fuel price increase through surcharge revenues (which are included in freight revenues) and the benefits of hedging. In the first quarter of 2005, revenue from fuel surcharges and the benefits of hedging resulted in the recovery of more than three-quarters of our fuel price increase.
At March 31, 2006, one customer comprised 13.0% of total revenues and 6.1% of our total accounts receivable. At March 31, 2005, one customer comprised 15.0% of total revenues and 15.8% of our total accounts receivable.
➢	Grain
Grain revenues were $211.3 million in the first quarter of 2006, an increase of $45.7 million from $165.6 million in the same period of 2005. The increase was due to:
•	higher volumes as a result of a larger harvest and improved crop quality, which generated greater demand;

•	increased export volumes, reflecting strong worldwide demand for Canadian and U.S. grain; and

•	higher freight rates.
The revenue increase was partially offset by the effect of the change in Foreign Exchange.

➢	Coal
Coal revenues were $160.2 million in first-quarter 2006, a decrease of $5.4 million from $165.6 million in the same period of 2005. The decline was caused by:
•	a decrease in coal volumes as a result of reduced market demand; and

•	a positive adjustment of $17 million in the first quarter of 2005 for services provided to our main coal customer in 2004.
The volume decrease was partially offset by higher freight rates.
➢	Sulphur and Fertilizers
Sulphur and Fertilizers revenues were $93.1 million in the first quarter of 2006, a decrease of $26.2 million from $119.3 million in the same period of 2005. The decline was due to:
•	delays to long-distance export potash shipments caused by negotiations between our customers and third parties;

•	lower North American demand for potash as U.S. farmers reduced their corn acreage in response to low crop prices and high farm input costs; and

•	the effect of the change in Foreign Exchange.
The volume decrease was partially offset by higher freight rates.
➢	Forest Products
Forest products revenues were $83.4 million in the first three months of 2006, an increase of $2.3 million from $81.1 million in first-quarter 2005. The increase reflected higher freight rates, which more than offset the effect of the change in Foreign Exchange and reduced volumes as a result of shutdowns at customer facilities.
➢	Industrial and Consumer Products
Industrial and consumer products revenues were $148.3 million in first-quarter 2006, an increase of $17.4 million from $130.9 million in first-quarter 2005. The increase was caused by:
•	higher freight rates;

•	greater demand for steel, energy products and aggregates, driven by a strengthening North American economy;

•	business from new customers; and

•	a continued focus on replacing low-margin, short-haul traffic with higher-margin, long-haul traffic.
The higher revenues were partially offset by the effect of the change in Foreign Exchange.
➢	Automotive
Automotive revenues were $78.3 million in first-quarter 2006, an increase of $8.4 million from $69.9 million in the first quarter of 2005. The increase was due primarily to higher freight rates and increased long-haul volumes for a domestic customer as well as for certain import vehicles. These increases were partially offset by the effect of the change in Foreign Exchange.
➢	Intermodal
Intermodal revenues were $292.6 million in the first three months of 2006, an increase of $32.4 million from $260.2 million in first-quarter 2005.
International intermodal revenues increased as a result of higher freight rates and higher container volumes at the ports of Vancouver and Montreal driven by strong global trade. These increases were partially offset by the effect of the change in Foreign Exchange.
In domestic intermodal, revenue growth was due to higher freight rates and increased volumes due to strong economic conditions in North America.
Other Revenues
Other revenues were $43.3 million in the first three months of 2006, an increase of $21.8 million from $21.5 million in the first quarter of 2005. The growth was primarily due to increased land sales, in particular, the sale of a property to a university in Montreal.

Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. Total freight revenue per carload increased $105 to $1,638 in the first quarter of 2006 from $1,533 in first-quarter 2005.
The increase was due to higher freight rates, including fuel surcharges, which more than offset the effect of the change in Foreign Exchange.

	For the three months
Freight revenue per carload	ended March 31
($) (unaudited)	2006	2005

Total freight revenue per carload	1,638	1,533

Grain	2,287	2,182
Coal	2,036	1,928
Sulphur and fertilizers	2,387	2,150
Forest products	2,218	2,064
Industrial and consumer products	1,861	1,604
Automotive	1,851	1,664
Intermodal	1,038	973

Performance Indicators
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms.

	For the three months
Performance indicators(1)	ended March 31
(unaudited)	2006	2005(2)

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.1	2.7
FRA train accidents per million train-miles	1.0	3.1
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	57,014	58,416
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.24	1.26
Average number of active employees	15,267	15,468
Freight revenue per RTM (cents)	3.55	3.23

(1)	Train-Miles, Average Train Weights and Miles of Road Operated at End of Period are no longer reported as we no longer consider these to be the main drivers for managing our operating costs.

(2)	Certain prior period figures have been reclassified to conform with presentation adopted in 2006.
Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
•	The FRA personal injury rate per 200,000 employee-hours was 2.1 in the first quarter of 2006, a 22% improvement compared with the same period in 2005. New safety rules, including changes in procedures used by train crew personnel to get on and off trains, and mild winter weather conditions contributed to the improvement in our personal safety record.
•	The FRA train accident rate was 1.0 per million train-miles for the first quarter of 2006, a 68% improvement over the same period in 2005. Mild winter weather in the first quarter of 2006, including less snow, ice and sustained cold weather than normal, contributed to a reduction in small incidents as well as main track accidents with fewer rail and equipment failures.
Efficiency and Other Indicators
•	GTMs declined 2% in first-quarter 2006, compared with the same period of 2005, mainly due to lower coal and potash volumes. Fluctuations in GTMs normally drive corresponding fluctuations in certain variable costs, such as fuel and crew costs.

•	U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard fell 2% in the first quarter of 2006, compared with the same period in 2005. The improvement reflected increased utilization of fuel-efficient locomotives; improved execution of our IOP; fuel conservation efforts (discussed under the sub-heading “Crude Oil Prices” in the section “Future Trends, Commitments and Risks” in this MD&A); and mild winter weather.

•	Our average number of active employees decreased 1% in first-quarter 2006, compared with the same period in 2005, due mainly to job reductions made under restructuring initiatives (discussed under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks” in this MD&A).

•	Freight revenue per RTM increased 10% in the first three months of 2006, compared with the same period in 2005, due primarily to increases in freight rates and fuel surcharge revenues. These increases were partially offset by the effect of the change in Foreign Exchange.

Operating Expenses
Operating expenses increased $46.0 million to $881.4 million in the first quarter of 2006 from $835.4 million in the same period of 2005. The increase was due largely to:
•	higher fuel and compensation and benefits costs; and

•	the effect of inflation.
These factors were partially offset by a favourable Foreign Exchange impact of approximately $19 million in first-quarter 2006 and by lower expenses as a result of mild winter weather.

	For the three months ended March 31
Operating expenses	2006		2005
(in millions)		% of		% of
(unaudited)	Expense	revenue	Expense	revenue

Compensation and benefits	$349.9	31.5	$331.1	32.6
Fuel	157.9	14.2	134.5	13.3
Materials	57.6	5.2	58.8	5.8
Equipment rents	44.6	4.0	48.5	4.8
Depreciation and amortization	114.8	10.4	109.5	10.8
Purchased services and other	156.6	14.1	153.0	15.1

Total	$881.4	79.4	$835.4	82.4

➢	Compensation and Benefits
Compensation and benefits expense was $349.9 million in first-quarter 2006, an increase of $18.8 million from $331.1 million in the same period of 2005. The increase was caused by:
•	the impact of inflation;

•	higher costs associated with employee incentive compensation (due largely to the effect of increased share prices on stock-based compensation); and

•	increased pension costs.
These increases were partially offset by reduced costs as a result of restructuring initiatives, savings realized from efficiencies gained through our IOP (discussed further in the section “Future Trends, Commitments and Risks”) and the positive impact of the effect of the change in Foreign Exchange.
➢	Fuel
Fuel expense was $157.9 million in the first three months of 2006, an increase of $23.4 million from $134.5 million in first-quarter 2005. The increase was due to higher crude oil prices and refining charges, partially offset by the effect of the change in Foreign Exchange and reduced workload, as measured by GTMs.
We also have a revenue fuel surcharge program (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”) to mitigate the impact of fuel price increases.
➢	Materials
Materials expense was $57.6 million in the first quarter of 2006, a decrease of $1.2 million from $58.8 million in the same period of 2005. The decrease was due mainly to:
•	the effect of the change in Foreign Exchange;

•	lower usage of materials for freight car and locomotive repair and train servicing; and

•	an unfavourable inventory adjustment in the first quarter of 2005.
These decreases were partially offset by higher vehicle fuel costs.
➢	Equipment Rents
Equipment rents expense was $44.6 million in first-quarter 2006, a decrease of $3.9 million from $48.5 million in the first quarter of 2005. The decrease was due mainly to:
•	more efficient movement of traffic over our network, which decreased our need to rent freight cars and locomotives from other railways;

•	the effect of the change in Foreign Exchange; and

•	increased rents charged to other railways for the use of our locomotives.
These decreases were partially offset by:
•	lower receipts from other railways and customers for use of our freight cars; and

•	favourable adjustments in the first quarter of 2005 for freight car rentals pertaining to prior periods.
➢	Depreciation and Amortization
Depreciation and amortization expense was $114.8 million in the first quarter of 2006, an increase of $5.3 million from $109.5 million in the same period of 2005. The increase was due largely to additions to capital assets for track and locomotives, partially offset by the effect of the change in Foreign Exchange and asset retirements.

➢	Purchased Services and Other
Purchased services and other expense was $156.6 million in the first three months in 2006, an increase of $3.6 million from $153.0 million in the first quarter of 2005. The increase was due to:
•	a donation of CPR land to a non-profit organization;

•	increased energy costs for CPR-owned buildings; and

•	unfavourable adjustments taken in the first quarter of 2006 for adjustments to accruals.
These increases were partially offset by the effect of the change in Foreign Exchange and lower joint-facility inter-railway expenditures.
Other Income Statement Items
➢	Other Charges (Income)
Other charges (income) resulted in an expense of $6.8 million in the first quarter of 2006, compared with a net recovery of $1.0 million in the same period of 2005.
The increase in expense was due mainly to a gain realized in the first quarter of 2005 when interest rate locks were settled and the effect of the change in Foreign Exchange on working capital accounts.
➢	Interest Expense
Interest expense was $47.3 million in the first quarter of 2006, a decrease of $4.3 million from $51.6 million in first-quarter 2005.
Interest expense decreased due to the positive effect of the change in Foreign Exchange and the retirement of $250-million Medium Term Notes in June 2005. These decreases were partially offset by an increase in interest from variable-interest debt, primarily as a result of an increase in the London Interbank Offered Rate (“LIBOR”).
➢	Income Taxes
Income tax expense in the first three months of 2006 was $57.6 million, compared with $44.3 million in the same three months of 2005. The increase was mainly due to higher income.
The effective income tax rate for first-quarter 2006 was 34.2%, compared with 35.4% for first-quarter 2005. The normalized rate (income tax rate based on income adjusted for FX on LTD) for the first quarter in 2006 was 32.4%, compared with 34.0% for the same period in 2005. Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD (discussed below) and other capital transactions.
We expect a normalized income tax rate for 2006 of between 32% and 34%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2006 and we will have an increase in our cash tax payments.
Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
Also as a result of this review, the income tax associated with FX on LTD was increased in the first quarter of 2006 by $2.5 million and the income tax expense, before income tax on FX on LTD, was reduced by the same amount. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense, before income tax on FX on LTD. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them.
Changes in Accounting Policy
There have been no further accounting policy changes from those disclosed in our MD&A for the year ended December 31, 2005.
Off-Balance Sheet Arrangements
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2005, remains substantially unchanged, except for the following recent developments:
Sale of Accounts Receivable
At March 31, 2006, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (March 31, 2005 — $120.0 million). Losses of $1.1 million on the securitization program in the first quarter in 2006 (first-quarter 2005 — losses of $0.9 million) were included in “Other Charges” on our Statement of Consolidated Income. We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. The fair value of the retained interest at March 31, 2006, was approximately 18% of receivables sold, or $22 million

(March 31, 2005 — approximately 15%, or $17.8 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated its carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $367.1 million for the first three months of 2006. We have complied with all termination tests during the program.
Quarterly Financial Data

Quarterly Financial Data	For the quarter ended
(in millions, except per share data)	2006	2005				2004
(unaudited)	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30

Total revenue(1)	$1,110.5	$1,166.9	$1,104.7	$1,105.9	$1,014.1	$1,021.9	$989.7	$1,004.7
Operating income(1)	$229.1	$258.0	$283.3	$271.1	$178.7	$161.1	$218.9	$220.6
Net income (1)	$111.0	$135.4	$203.6	$123.2	$80.7	$129.3	$176.5	$83.7
Operating income, before other specified items(2)	$229.1	$302.2	$249.4	$271.1	$178.7	$233.0	$218.9	$220.6
Income, before FX on LTD and other specified items(2)	$118.3	$168.8	$134.9	$140.0	$84.6	$116.3	$103.8	$103.5

Basic earnings per share(1)	$0.70	$0.86	$1.29	$0.78	$0.51	$0.81	$1.11	$0.53
Diluted earnings per share(1)	$0.69	$0.85	$1.27	$0.77	$0.50	$0.81	$1.11	$0.53
Diluted earnings per share, before FX on LTD and other specified items(2)	$0.74	$1.06	$0.84	$0.87	$0.53	$0.73	$0.65	$0.65

(1)	This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A. A reconciliation of income and EPS, before FX on LTD and other specified items, to net income and EPS, as presented in the financial statements is provided in the “Non-GAAP Earnings” section. This information is in Canadian dollars.
➢	Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. However, in the first quarter of 2006 mild winter weather conditions helped to reduce the impact of winter weather on revenues and operating income. During the first and second quarters of 2005, a total of $23 million in additional revenues was recorded as a result of an agreement reached with our largest coal shipper. Operating and net income also increased in these two quarters as a result of the additional revenues.
Net income is influenced by seasonal fluctuations in customer demand, weather-related costs, and FX on LTD.
Liquidity and Capital Resources
We believe adequate amounts of cash and cash equivalents are available in the normal course of business and in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
➢	Operating Activities
Cash provided by operating activities was $153.8 million in the first three months of 2006, an increase of $75.6 million from $78.2 million in the same period of 2005.
The increase was mainly due to:
•	a greater amount of cash being generated through increased income in the first quarter of 2006; and

•	reduced accounts receivable for freight transportation, mainly due to increased cash collections.

The increase was partially offset by:
•	payments and reductions to trade accounts payable; and

•	higher restructuring payments.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
➢	Investing Activities
Cash used in investing activities was $186.6 million in the first quarter of 2006, an increase of $45.7 million from $140.9 million in the same period of 2005. The increase was mainly due to higher capital spending, primarily for the purchase of locomotive and for track projects, which began earlier in the year than usual as a result of mild winter weather.
Capital spending in 2006 is projected to be less than in 2005. Our 2006 capital spending outlook assumes that capital additions will decrease in 2006 as track-related investments will return to a more normal level following the completion in 2005 of a major capacity expansion in our western corridor. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (discussed further in the “Forward-Looking Information” section of this MD&A).
We intend to finance capital expenditures with cash from operations but may finance some of the capital requirements with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed in this section under the sub-heading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe we can generate from operations and the prevailing interest rate environment.
➢	Financing Activities
Cash used in financing activities was $41.5 million in the first quarter of 2006, compared with $15.8 million in the same period of 2005. The increase was due to:
•	payments made in the first quarter of 2006 to buy back shares under our share repurchase program (discussed further under the sub-heading “Share Capital” in the section “Balance Sheet”), compared with the same period of 2005 when there were no share repurchases; and

•	cash received through short-term borrowing in the first quarter of 2005, compared with first-quarter 2006 when there was no short-term borrowing.
The resulting decrease in cash was partially offset by increased proceeds from the issue of shares for stock options exercised in the first quarter of 2006.
We have available, as sources of financing, unused credit facilities of up to $517.3 million, as well as an uncommitted amount of US$15 million. We believe capital can be raised, within limits, in excess of these amounts, if required, while maintaining our credit quality in international debt markets. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
At March 31, 2006, our net-debt to net-debt-plus-equity ratio improved to 39.8%, compared with 43.3% at March 31, 2005. The change was due primarily to an increase in equity from earnings and the favourable impact of U.S. foreign exchange rates on long-term debt year over year. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the average of net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment-grade credit ratings.

➢	Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
There was negative free cash of $56.5 million in the first quarter of 2006, compared with negative free cash of $83.7 million in the same period of 2005. The improvement was due largely to the increase in cash generated by operating activities (as discussed in this section under the sub-heading “Operating Activities”), partially offset by increased capital spending and a higher dividend payment.

Calculation of free cash	For the three months
(reconciliation of free cash to GAAP cash position)	ended March 31
(in millions) (unaudited)	2006	2005
Cash provided by operating activities	$153.8	$78.2
Cash used in investing activities	(186.6)	(140.9)
Dividends paid on Common Shares	(23.7)	(21.0)

Free cash(1)	(56.5)	(83.7)
Cash (used in) provided by financing activities, before dividend payment	(17.8)	5.2

Decrease in cash, as shown on the Statement of Consolidated Cash Flows	(74.3)	(78.5)
Net cash at beginning of period	121.8	353.0

Net cash at end of period	$47.5	$274.5

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.
We expect to generate increased free cash in 2006, compared with 2005, mainly through improved cash flow from operations and lower capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (as discussed in the “Forward-Looking Information” section of this MD&A). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in this MD&A in the section “Lines of Business” under the sub-heading “Revenues”, and in the sections “Operating Expenses”, “Liquidity and Capital Resources” and “Other Income Statement Items”.
Balance Sheet
➢	Assets
Assets totalled $10,948.9 million at March 31, 2006, compared with $10,891.1 million at December 31, 2005. The increase was mainly due to capital additions, most of which were locomotives and track replacement, and cash received from share options being exercised, partially offset by a reduction in cash balances as a result of locomotive purchases, payments for incentive compensation and share repurchases.
➢	Total Liabilities
Our combined short-term and long-term liabilities were $6,489.6 million at March 31, 2006, compared with $6,505.4 million at December 31, 2005. The marginal decrease was due mainly to a reduction in accounts payable and accrued liabilities in the first quarter of 2006 due to payment for incentive compensation and a decrease in trade payables recorded at December 31, 2005, for obtaining supplies required for capital work. This was partially offset by larger future income tax balances as a result of tax on income generated in first-quarter 2006
➢	Equity
At March 31, 2006, our Consolidated Balance Sheet reflected $4,459.3 million in equity, compared with equity balances of $4,385.7 million at December 31, 2005. The majority of the increase was due to growth in retained income.
➢	Share Capital
At March 31, 2006, 158.6 million Common Shares and no Preferred Shares had been issued.
At March 31, 2006, 7.8 million options were outstanding under our Management Stock Option Incentive Plan, and there were 0.2 million Common Shares available for the granting of future options out of the 11.0 million Common Shares currently authorized. Each option granted can be exercised for one Common Share.
On February 21, 2006, our Board of Directors authorized the purchase of up to 5.5 million of our outstanding common shares for cancellation in 2006 through normal course issuer bid purchases. This represents approximately 3.5% of our common shares outstanding at December 31, 2005.
On March 1, 2006, we completed the necessary filings to increase the number of common shares that we may purchase under our existing normal course issuer bid (which is discussed in our December 31, 2005 MD&A) to 3,325,000 during the 12 month period ending June 5, 2006. This amendment to the existing bid enables us to purchase a portion of the shares authorized to be purchased during 2006 by our Board of Directors during the period covered by it. Subject to regulatory approval, we intend to renew the bid at the time of its expiry so that the balance of the 5.5 million Common Shares authorized by the Board may be purchased.
From June 6, 2005, to March 31, 2006, we purchased 2,653,645 Common Shares at an average price of $49.82 per share.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary,

Alberta, T2P 4Z4, or by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at shareholder@cpr.ca.
➢	Dividends
On February 21, 2006, our Board of Directors declared a quarterly dividend of $0.1875 per share (2005 — $0.1325 per share) on the outstanding Common Shares. The dividend is payable on April 24, 2006, to holders of record at the close of business on March 31, 2006.
Financial Instruments
Our policy with respect to hedging risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. We assess on a quarterly or more frequent basis whether a derivative item is effective in offsetting the changes in fair value or cash flows from the hedged items. The derivative qualifies for hedge accounting treatment if it is effective. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in “Other Charges” on our Statement of Consolidated Income.
Our policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes.
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
The information on financial instruments disclosed in our MD&A for the year ended December 31, 2005, remains substantially unchanged, except for the following recent developments:
➢	Interest Rate Management
Interest Rate Swaps
We have entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25% Notes to floating-rate debt. These swaps are accounted for as a fair value hedge, and savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $0.1 million in the first quarter of 2006. At March 31, 2006, an unrealized loss of $4.9 million from these interest rate swaps was calculated based on their fair value utilizing swap, currency and basis-spread curves from Reuters. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet.
Interest and Treasury Rate Locks
At March 31, 2006, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included unamortized losses of $16.0 million for previously cancelled interest and treasury rate locks, and “Deferred Liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.5 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. “Interest Expense” on the Statement of Consolidated Income for the first three months of 2006 included a net expense amount of $0.8 million for the amortization of these gains and losses.
➢	Foreign Exchange Management
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At March 31, 2006, we had US$33.4 million of forward sales of U.S. dollars outstanding to be settled in 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $1.2 million at March 31, 2006. We did not include this gain in our financial statements at March 31, 2006, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized gains of $1.5 million on these foreign exchange forwards in first-quarter 2006.
➢	Fuel Price Management
Crude Oil Swaps
We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized. However, this activity has been temporarily suspended and no swaps have been purchased since January 2005. Our decision to resume hedging fuel purchases will depend on assessments of the crude oil and refined products markets in the future.
At March 31, 2006, an unrealized gain of $61.6 million was calculated based on the fair value of our swaps, which was derived from the WTI price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in the first quarter of 2006.

Fuel purchases and commodity swap contracts have an element of foreign exchange variability. From time to time, we use foreign exchange forward contracts to manage this element of fuel-price risk. An unrealized loss of $6.0 million related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forwards at March 31, 2006. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements in first-quarter 2006, as it remains unrealized. These forwards will settle in 2006 through 2009.
Fuel expense was reduced by $6.6 million in the first three months of 2006 as a result of $7.6 million in realized gains arising from settled swaps, partially offset by $1.0 million in realized losses arising from the settled foreign exchange forward contracts.
For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 13% of our estimated fuel purchases in 2006, 8% in 2007, 3% in 2008, and 3% in 2009. Swaps and fuel surcharges (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”), together with fuel conservation practices, are elements of our program to mitigate the impact of fuel price increases.
Contractual Commitments
The accompanying table indicates our known contractual obligations and commitments to make future payments for contracts, such as debt, capital lease arrangements and commercial commitments.
In the first three months of 2006, we purchased 44 new locomotives, which were previously on operating lease.

Contractual commitments	Payments due by period
at March 31, 2006			1—3	3—5	After
(in millions)	Total	< 1 year	years	years	5 years
Long-term debt	$2,683.3	$160.9	$36.5	$394.3	$2,091.6

Capital lease obligations	317.6	0.8	16.4	36.2	264.2

Operating lease obligations(1)	580.4	110.3	189.8	92.9	187.4

Supplier purchase obligations	584.9	77.6	152.5	120.4	234.4

Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	948.6	103.4	245.5	180.7	419.0

Total contractual obligations	$5,114.8	$453.0	$640.7	$824.5	$3,196.6

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $233.3 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits and pension benefit payments for a pension plan that we administer. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2006 to 2015. Pension contribution and pension benefit payments for our two main pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.
Future Trends, Commitments and Risks
The future trends, commitments and risks disclosed in our MD&A for the year ended December 31, 2005, remain substantially unchanged, except for the following recent developments:
Change in Executive Officers and Chairman of the Board
On February 22, 2006, CPR’s Board of Directors announced that Robert J. Ritchie, Chief Executive Officer (“CEO”), will retire following our annual and special meeting of shareholders (“AGM”) on May 5, 2006. It is the intent of the Board of Directors to appoint Fred J. Green as CEO at that time. Mr. Green will also retain his current position as President.
On February 22, 2006, our Board of Directors also announced that J.E. (Ted) Newall will retire from his position as Chairman of the Board following the AGM. The Board of Directors intends to appoint John E. Cleghorn as Chairman at that time. Mr. Cleghorn is currently a member of the Board of Directors.
On March 30, 2006, we announced the resignation of Michael T. Waites, Executive Vice-President and Chief Financial Officer (“CFO”). His resignation was effective April 14, 2006. Brian W. Grassby, Vice-President and Comptroller, has been appointed Acting CFO.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. In particular, a rapid surge in bulk exports and container imports has created pressure on railway systems to and from the Pacific Coast. We completed in 2005 a major expansion of our track network between the Canadian prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars. Temporary market conditions in our coal and fertilizer businesses have prevented us from realizing significant volume growth to consume the additional capacity in the first quarter of 2006.

Integrated Operating Plan
We successfully manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During the first quarter of 2006, execution of our IOP, aided by mild winter weather, generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Grain Car Leasing
Our covered hopper car fleet, used for transporting grain, consists of owned and leased freight cars. A portion of the fleet used for moving export grain is leased from the Government of Canada. The government had announced its intention to transfer ownership of its cars to the Farmer Rail Car Coalition. However, subsequent to this announcement a new government was elected. The new government has not declared its position on ownership of the hopper car fleet. Regardless of ownership, we will continue to seek optimization of the hopper car fleet to support an efficient, low-cost grain handling and transportation system.
Stock Price
In the first quarter of 2006, the market value of our Common Shares increased $9.55 per share (from $48.71 to $58.26) on the Toronto Stock Exchange. In the first quarter of 2005, the market value of our Common Shares increased $2.65 per share (from $41.10 to $43.75) on the Toronto Stock Exchange. This change in share price caused a corresponding increase in the value of our outstanding share appreciation rights (“SAR”) and deferred share units (“DSU”) in the first quarter of both years. This increase in share price was the main reason that compensation and benefits expense increased $14.7 million in first-quarter 2006, compared with the same period in 2005. Effective in the second quarter of 2006, we will put in place derivatives that will help to mitigate gains and losses associated with accounting for the effect of SARs and DSUs on our share price.
Crude Oil Prices
Crude oil prices continued to escalate in the first quarter of 2006 and remain volatile due to strong world demand and geopolitical events that disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed in this MD&A in the section “Lines of Business” under the sub-heading “Freight Revenues”). We currently have hedges in place (discussed in this MD&A in the section “Financial Instruments”) to partially offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in the first quarter of 2006. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in our IOP.
Border Security
We strive to ensure our customers have unimpeded access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling or other illegal activities.
A new Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with the Canada Border Services agency and U.S. Customs and Border Protection. The final phase of this project is near completion.
Labour Relations
Agreements are in place with all seven bargaining units in Canada and 12 of 29 bargaining units in the U.S. All negotiations currently under way are progressing positively and we do not anticipate any labour disruptions. The following is a summary of the status of unsettled and recently settled agreements:
•	Canada
Negotiations commenced in September 2005 with the Canadian Pacific Police Association (“CPPA”). Our collective agreement with the CPPA, which represents CPR Police sergeants and constables, expired at the end of 2005. A four-year renewal agreement extending to the end of 2009 was ratified March 5, 2006.
Negotiations commenced in September 2005 with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers (“TCRC-RCTC”). Our collective agreement with the TCRC-RCTC, which represents rail traffic controllers, expired at the end of 2005. A three-year renewal agreement extending to the end of 2008 was ratified March 7, 2006.
•	U.S.
We are party to collective agreements with 29 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 14 on our Delaware and Hudson Railway (“D&H”) subsidiary.

On the Soo Line, negotiations have commenced with 13 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, and train service employees.
D&H has agreements in place with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, sheet metal workers, electricians, and police. Negotiations are continuing with the remaining four bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, and yard supervisors.
Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. This work will be overseen by the state’s voluntary investigation and clean-up program to ensure that the remaining work at the property is completed in accordance with applicable standards.
Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments at		Amount of commitment per period
March 31, 2006		Remainder of	2007 &	2009 &	2011 &
(in millions) (unaudited)	Total	2006	2008	2010	beyond

Letters of credit	$357.0	$—	$357.0	$—	$—

Capital commitments(1)	659.0	305.2	170.0	71.6	112.2

Offset financial liability	171.7	171.7	—	—	—

Total commitments	$1,187.7	$476.9	$527.0	$71.6	$112.2

(1)	We have several contracts outstanding with termination payments ranging from $nil to $24.2 million per contract and resulting in a minimum exposure of $3.3 million and a maximum exposure of $54.1 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.
•	Letters of Credit
Our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
•	Capital Commitments
We are obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At March 31, 2006, we had multi-year capital commitments of $659.0 million in the form of signed contracts or letters of intent, largely for locomotive overhaul agreements. Payments for these commitments are due in 2006 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
•	Offset Financial Liability
At March 31, 2006, a loan to finance certain equipment had a balance of $176.3 million, offset by a financial asset of $171.7 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards the deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities. In the first quarter of 2006, contributions of $17.5 million were made to the defined benefit pension plans, compared with $16.7 million in the same period of 2005.
Our main pension plan is currently undergoing an updated actuarial valuation as at January 1, 2006 (which will be completed by June 2006). Our minimum contribution requirement will be set out in the valuation. We expect our pension contribution in 2006 to be approximately $225 million, which represents the estimated minimum required contribution after application of the remaining balance of the $300-million voluntary contribution made in December 2003. Our pension contributions for 2007, 2008 and 2009 will be highly dependent on our actual experience over 2006, 2007 and 2008 with such variables as investment returns, interest rate fluctuations and demographic changes. If mid and long Canada bond yields remain at December 31, 2005, levels and our pension fund investment returns are approximately 8% per annum over the next two years, we project our pension contributions to be approximately $200 million in 2007, declining to approximately $125 million in 2008. However, management expects these Canada bond yields to increase over the next two years. If the bond yields increase by 0.25% in each of 2006 and 2007, and our pension fund achieves 8%

annual investment returns, we project our required pension contributions to be approximately $175 million in 2007, declining to approximately $75 million or less in 2008.
Restructuring
Restructuring initiatives to improve efficiency in our administrative areas was begun in 2003. Since then we have committed to eliminate 1,220 management and administrative positions. At March 31, 2006, 1,133 positions had been eliminated under these programs of which 288 positions were eliminated in the three months ending March 31, 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in this MD&A under the sub-heading “Critical Accounting Estimates”) totalled $27.8 million in the first quarter of 2006, compared with $13.0 million in the same period of 2005. Payments in the first quarter of 2006 relating to the labour liabilities were $24.8 million, compared with $11.8 million in first-quarter 2005.
Cash payments for all restructuring initiatives are expected to be $51 million for the remainder of 2006, $56 million in 2007, $48 million in 2008 and a total of $123 million over the remaining years to 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete. Cash payments for restructuring and environmental initiatives are estimated to be $72 million for the remainder of 2006, $81 million in 2007, $64 million in 2008 and a total of $187 million over the remaining years through 2025. These payments are expected to continue in decreasing amounts and will be funded from general operations.
Critical Accounting Estimates
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
The critical accounting estimates disclosed in our MD&A for the year ended December 31, 2005, remain substantially unchanged, except for the following recent developments:
➢	Environmental Liabilities
At March 31, 2006, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $128.9 million, of which the long-term portion amounting to $106.2 million was included in “Deferred Liabilities” and the short-term portion amounting to $22.7 million was included in “Accounts Payable and Accrued Liabilities”. Total payments were $1.9 million in the first quarter of 2006 and $1.2 million in first-quarter 2005.
➢	Pensions and Other Benefits
“Other Assets and Deferred Charges” on our March 31, 2006, Consolidated Balance Sheet included prepaid pension costs of $944.8 million. Our Consolidated Balance Sheet also included $1.0 million in “Accounts Receivable” for prepaid pension costs, $0.7 million in “Accounts Payable and Accrued Liabilities”, and $0.9 million in “Deferred Liabilities” for pension obligations.
We included post-retirement benefits accruals of $181.7 million in “Deferred Liabilities” and post-retirement benefits accruals of $3.6 million in “Accounts Payable and Accrued Liabilities” on our March 31, 2006, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our December 31, 2005, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $30.9 million in the first quarter of 2006, compared with $20.4 million in the same period of 2005.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $20.0 million in first-quarter 2006, compared with $9.3 million in the same period of 2005. Defined benefit pension expense was $18.9 million in the first quarter in 2006, compared with $8.4 million in the same period of 2005. Defined contribution pension expense was $1.1 million in the first three months of 2006, compared with $0.9 million in first-quarter 2005. Post-retirement benefits expense in the first quarter of 2006 was $10.9 million, compared with $11.1 million in the same period of 2005.
➢	Property, Plant and Equipment
At March 31, 2006, accumulated depreciation was $4,848.7 million. Depreciation expense relating to properties amounted to $114.8 million in the first three months of 2006, compared with $109.5 million in the same period of 2005.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. We estimate that if the average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
Regular depreciation studies are conducted to establish the estimated useful life of each property group. In the first quarter of 2006, depreciation expense increased $1.4 million due to rate revisions mainly for locomotives and miscellaneous equipment.

➢	Future Income Taxes
Future income tax expense totalling $44.3 million was included in income taxes for the first quarter in 2006, and $40.1 million was included in income taxes for the same period in 2005. At March 31, 2006, future income tax liabilities of $1,741.4 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $121.9 million realizable within one year were recorded as a current asset. We believe our future income tax provisions are adequate.
➢	Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased Services and Other” on our Statement of Consolidated Income, amounted to $16.3 million in the first quarter of 2006 and $15.2 million in first-quarter 2005.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $143.8 million, net of insurance recoveries, at March 31, 2006. The total accrual included $97.8 million in “Deferred Liabilities” and $86.3 million in “Accounts Payable and Accrued Liabilities”, offset by $0.9 million in “Other Assets and Deferred Charges” and $39.4 million in “Accounts Receivable”.
Forward-Looking Information
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Average number of active employees”	the average number of actively employed workers for the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing the total by the number of months in the period.

“Carloads”	revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“Class 1 Railway”	a railway earning a minimum of US$258.5 million in revenues annually.

“CPRL”	Canadian Pacific Railway Limited.

“CPR”, “the Company”	CPRL and its subsidiaries.

Diluted EPS, before FX on LTD	a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 2.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“EPS”	earnings per share.

“Fluidity”	obtaining more value from our existing assets and resources.

“Foreign Exchange”	the value of the Canadian dollar relative to the U.S. dollar.

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injuries per 200,000 employee-hours	the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents per million train-miles	the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

“Freight revenue per RTM”	the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional productivity.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

Glossary of Terms

“MD&A”	Management’s Discussion and Analysis.

“Operating Ratio”	the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“U.S. gallons of locomotive fuel per 1,000 GTMs consumed — freight and yard”	represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

Suite 500 Gulf Canada Square
401 — 9th Avenue SW Calgary Alberta T2P 4Z4
www.cpr.ca                                        TSX/NYSE: CP

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 — 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770
Canadian Pacific Railway
April 25, 2006
Alberta Securities Commission
Dear Sirs:
EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED MARCH 31, 2006

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, as amended, attached are updated earnings coverage calculations for the period ended March 31, 2006. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the three months ended March 31, 2006, and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(signed) “Donald F. Barnhardt”
Donald F. Barnhardt
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS
The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios	March 31	December 31
(times)	2006	2005
Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	5.0	4.7

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	5.2	4.8

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	3.0	3.0

After the effect of future income taxes	2.5	2.5

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS
I, R.J. Ritchie, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: April 25, 2006

Signed:	R.J. Ritchie

R.J. Ritchie
Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS
I, B. W. Grassby, Acting Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: April 25, 2006

Signed:	B.W. Grassby

B.W. Grassby
Acting Chief Financial Officer